Filed by US LEC Corp.
                                                 (Commission File No.: 0-24061)
                                                           Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                                  Subject Company: US LEC Corp.
                                                Commission File No.: 333-138594

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("PAETEC Holding Corp."), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp., and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp.



                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                         Page 1



                                     US LEC

                            Moderator: Lyle Patrick
                               November 14, 2006
                                   9:00 am CT


Operator:             Good morning. My name is (Amanda) and I will be your
                      conference operator today. At this time I would like to welcome everyone to the US LEC earnings release conference call. All lines have been placed on mute to prevent any background noise.

                      After the speaker's remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2 on your telephone keypad. Thank you.

                      Mr. Patrick, you may begin your conference.

Lyle Patrick:         Thank you (Amanda). Good morning and welcome to
                      US LEC's conference call for investors and analysts. I'm
                      Lyle Patrick, Chief Financial Officer at US LEC and with me today is Aaron Cowell, CEO and President, Amy Radke,
                      Vice President and Controller, Tom Gooley, Vice President and Treasurer, and Jeff Blackey, SVP of Marketing and
                      Business Development.

                      Today we will cover our results for the third quarter of 2006 and then Arunas Chesonis, CEO and Keith Wilson, CFO of PAETEC will add comments on their quarter and give an

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                         Page 2


                      update of our pending merger and then we will take your questions.

                      Before we begin our formal remarks I would like to review our standard safe harbor provision. During the course of this call we may make estimates, projections or other forward looking statements regarding our business and our financial performance. These forward looking statements are subject to uncertainties and risks that could cause actual results to differ materially from these forward looking statements.

                      These uncertainties and risks are summarized in the caution regarding forward looking statements and risk factors sections and elsewhere in the company's annual report on Form 10-K for the period ended December 31, 2005 and in other reports that we file with the SEC.

                      In addition we may use non-GAAP terms such as gross margin, cash flow, free cash flow, EBITDA and adjusted EBITDA as part of the analytical explanations of our results. Unless identified otherwise, all customer statistics and information other than customer revenue refers only to business class customers. In computing business class customers, customers only purchasing dial-up Internet access, share hosting and consumer VoIP are excluded.

                      I hope each of you has had a chance to review our Third Quarter 2006 results that were released this morning. If you haven't, they can be found on our website at www.uslec.com. For those who cannot listen to the live broadcast a telephone replay will be available shortly after the call through the close of business on November 17 and replayed via webcast will be available through December 14, 2006.

                      With that I will hand it to Aaron Cowell for his comments.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                         Page 3


Aaron Cowell:         Thanks Lyle. US LEC had another successful quarter
                      highlighted by solid growth in end customer revenue, continued high retention rates and continued success in product penetration. Year over year US LEC added approximately 3,300 new business customers to reach over 28,500 customers, a 13% growth rate over the third quarter of 2005.

                      As we continue to add new customers at a strong pace and retain our current customers we are consistently building our share of the ten line and up business customers in our addressable footprint. We currently estimate that across the markets where we offer our full suite of services US LEC has an average market share of 10.4%, up from 9.8% in the third quarter 2005.

                      We also reached a total of over 22,200 data customers. This growth in data customers contributed to the 12% quarterly growth and 39% annual growth in deployed data channels to achieve over 515,000 in active data channels as of the end of the third quarter. As a result, data revenues grew approximately $5 million over the same period last year to reach $36 million.

                      In addition, voice channels increased to 543,000 making the third quarter of 2006 the first quarter in which we surpassed the one million active channel milestone.

                      On the product penetration front we improved products per organic customer to 5.1 products in the third quarter compared to 4.8 products per customer in the third quarter of 2005. Now over 44% of our customer base purchases six or more US LEC products.

                      While continuing to add new customers, products and new circuits, we maintained our industry leading monthly retention rate of more than 99% for the quarter, a

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                         Page 4


                      reflection of our commitment to customer care and operating excellence in key areas of network resiliency, billing, quality activations, prompt move to other changes and service issue resolution.

                      We've also continued to make excellent progress with our IP based services. Our MPLS VPN product is now available in all US LEC switching centers, giving customers throughout our footprint a broader range of innovative services delivered over a robust scalable and secure data network.

                      US LEC's Dynamic T product sweep continues to gain traction as well in the ten markets where it is currently available. As a reminder, with Dynamic T data and voice traffic travels exclusively on the US LEC network ensuring call quality and reliability identical to traditional voice services including 911 capabilities. We've also begun upgrades in seven additional switching centers to make them Dynamic T capable by first quarter '07.

                      Lastly, we recently added Tekelec T-9000 switches to additional markets within our network offering flexible solutions that will include provisioning for both traditional voice and ultimately voice over IP service capabilities. With this addition, 15 of our 27 switching centers will be equipped with next generation switches that allow us to provide new customer solutions with incrementally lower capital costs.

                      Lastly, with the exception of the Raleigh market which we'll complete in the fourth quarter, we have completed our planned Ethernet local loop deployment throughout our footprint providing a high bandwidth solution for data intensive customers.

                      As a result of our customer growth and product penetration total quarterly revenues increased by over $6 million to $105 million and end customer revenue grew

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                         Page 5


                      over this same period in 2005 to 89% of total revenue. In addition, end customer revenue for the first three quarters of 2006 outpaced end customer revenue for the first three quarters of 2005 by 13% or approximately $32 million.

                      As our results indicate, US LEC continues to succeed by focusing on customer acquisition and retention, product placement, and in the process we have built a high quality revenue stream. We entered the fourth quarter with good trends in sales, activations, cost control and other operating results and feel we are poised for a strong fourth quarter.

                      As a whole we remain focused on our mission to be the premiere communications partner for businesses based on our quality product portfolio and best customer service possible. With that I'll turn it over to Lyle. Lyle?

Lyle Patrick:         Thanks Aaron. Today I'm going to focus on a few key items
                      as they relate to this quarter's results. With regards to revenue we recorded over $105 million in total revenue during the quarter compared to just under $99 million during the same quarter of 2005, a 7% increase.

                      On a quarter over quarter basis, total revenue decreased by approximately $1 million as a result of reduced carrier traffic and reductions in some rates. More importantly, revenue from end customers increased to over $94 million, a 12% increase over the third quarter of last year representing growth of approximately $10 million over the same period.

                      Our end customer revenue was derived from over 28,500 customers all driven by consistent level of sales to new customers as well as new product development combined with consistently high renewals and our very low overall customer turn rates, still under 1% per month.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                         Page 6


                      As to gross margin, we achieved an approximate 49% overall margin for the quarter even after the reduction in high margin carrier revenue which derives from a combination of marginal new customers, solid operating leverage, continued focus on cost controls and network optimization efforts for our existing customers.

                      After deducting one time merger related costs, SG&A expenses as a percent of revenue was down to 36%. Productivity gains continued throughout the company. End customer revenue by employee increased by approximately 12% over the third quarter of last year to reach $85,400. Importantly, we were able to achieve these improvements without sacrificing customer care as evidence by our low customer turn rate.

                      As a result of all the above we achieved adjusted EBITDA of $14.2 million during the quarter. Our net loss increased by $5.8 million in the third quarter to $13.2 million substantially as a result of increased SG&A due to merger related costs. Without merger related costs US LEC would have posted an $8.1 million loss or 26 cents per share.

                      End customers, which represented over 89% of total revenue in the third quarter net DSOs, continued to be approximately 38 days. Bad debt expense for end customers also continues to track well and is well below 1% of end customer revenue.

                      Capital spending for the quarter, and I am speaking in terms of cash CAPEX, was $7.5 million and for the year is now $22.1 million. This is in line with our outlook of annual CAPEX in the mid $30 million range with approximate 80% representing customer success based CAPEX.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                         Page 7


                      As a result of all the above, cash provided from operating activities exceeded $10.4 million for the quarter and $28.7 million for the nine months. Our cash balance at quarter end was $39.5 million before the interest payment of $10.2 million as of October 1.

                      Finally, we expect to see a strong fourth quarter that should take us above $60 million in adjusted EBITDA for 2006. With that I will turn the call over to Arunas.

Arunas Chesonis:      Thanks Lyle. Now Keith and I will give an update on the
                      closing of the merger. We have made excellent progress towards receiving important regulatory approvals and are confident that we will receive the remaining consents on a timely basis.

                      Approvals received thus far include the SEC, HSR approval from the Department of Justice, and 19 of the 20 required states with New York being the last required approval.

                      Teams from both PAETEC and US LEC have been meeting on a bi-weekly basis to design the going forward plans for the integration of our two companies. Tremendous progress has been made in these meetings as the two organizations have developed a strong cooperative working relationship that has enabled us to firm up our blueprint for integration post closing.

                      These meetings have been focused on learning each other's processes and evaluating the true best of breed structure that should enable the combined company to survive.

                      We are revising our closing date target from Fiscal Year End 2006 to a mid-first quarter 2007 close. The S-4 was filed on Monday, November 13 and can now be viewed on the

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                         Page 8


                      SEC EDGAR website and is filed under the name WC Acquisition Corp.

                      Management has taken the opportunity of the additional time to maximize the pre-close integration discussions intended to ensure that the new company will hit the ground running in terms of organic operational performance as well as achieve our anticipated cost saving target for Fiscal Year 2007 of $25 million in adjusted EBITDA.

                      Through the past two and a half months we have identified some vibrant sales structure that should improve upon the already strong sales organizations of both companies and quality back office practices. In addition, both organizations have been taking advantage of natural employee attrition to streamline existing corporate infrastructure.

                      I would now like to hand the call over to PAETEC's CFO, Keith Wilson, to discuss both the PAETEC third quarter financial performance and to provide a pro forma snapshot for the third quarter. Keith?

Keith Wilson:         Thanks for the integration update Arunas. I'm pleased to
                      give you all an update on the third quarter as PAETEC continues to drive a healthy revenue growth from its diversified businesses during the slowest quarter of the year for the company.

                      PAETEC had revenues of $148.4 million for the third quarter of 2006 which was over 14.2% growth versus third quarter 2005, and a 1.9% growth versus the second quarter of 2006. The strong period over period growth was attributable to continued strength in our MPLS data products, greater market awareness and receptivity of the PAETEC brand, and strong performance in our integrated solutions division.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                         Page 9



                      Gross margin for the third quarter was a solid 51.4% of sales and was driven by continued network expansion including full build out of the Tampa, Florida market, a new market build out of the New York/New Jersey market, expansion in Northern Virginia and continued rollout of our Lucent IP network.

                      In addition to the robust network build out, greater data cells have led to growing network build out to accommodate more complex and robust customer solutions.

                      SG&A management was solid period over period as PAETEC continues to leverage our human capital and existing operating infrastructure. Inclusive in the SG&A was an increased accrual for the corporate bonus as well as an accrual of $1.5 million in the third quarter for the settlement of a dispute with MCI. The company received an accelerated judgment during September that caused this additional accrual.

                      Adjusted earnings before interest, taxes and depreciation, EBITDA as defined as net income adding back interest appreciation, amortization and other non-cash items identified in the form S-4 filing was a solid $23.7 million for the quarter which included the accrual of $1.5 million for the outstanding dispute with MCI.

                      Without giving effect to this accrual run rate adjusted EBITDA is in line with the second quarter's adjusted EBITDA of $25.2 million. It is normal for PAETEC to have a flat to nominal growth during the third quarter due to summer slowdown of enterprise telecomm usage. We are pleased with the stable trending on the quarter which exceeded expectations.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 10


                      Adjusted EBITDA for the quarter was 11.8% higher than the third quarter of 2005 as reflective of the strong revenue growth that was offset by incremental network build out as compared to the prior year period.

                      Free cash flow, which is defined as adjusted EBITDA less CAPEX, this definition may differ from that used in the S-4 nominally, was a healthy $13.9 million for free cash flow yield of 9.4% of revenue up marginally from the prior year period of 9.3% of revenues and well ahead of the second quarter due to lower capital spending in the third quarter.

                      Levered free cash flow, which is adjusted EBITDA less CAPEX and interest, was $3.9 million for the third quarter resulting in a free cash flow yield of 2.6% of revenues and is a continuation of over three years of levered free cash flow generation. The yield is lower than historical levels primarily due to increased debt levels associated with the leverage recap consummated in the second quarter of 2006.

                      Nine month revenue was $434.9 million which was 15.9% growth over the 2005 nine month period. This strong performance during the nine month period was driven by rapid acceleration in MPLS VPN sales, continued integrated (T-1) sales, and solid growth in the integrated solutions division.

                      Access line equivalents, which are defined as (T-1)s times 24, PAETEC had in service at September 30, 2006 1,172,784 which represented an increase of over 258,000 access lines or 28% from 913,968 lines and service a year earlier.

                      Compression in average rate per (T-1) resulted in slower revenue growth versus line growth. The price compression of approximately 10% was due primarily to increased data

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 11


                      sales and continued renewals of the existing customer base.

                      Normalized operating expenses for the nine month period continued to be strong with success in expense management being primarily driven by greater process efficiencies that allowed PAETEC to leverage its human capital to continue to drive its business.

                      Employee growth was 6.3% at September end 2006 from September end 2005 while growing the revenue base by 15.9% over the same nine month period. We continue to attract strong talent to the organization that has allowed us to increase our productivity per person by over 8%, and that's on a revenue by employee basis.

                      Adjusted EBITDA for the nine month period was solid at $71.2 million, up 14.1% from the same prior year period. The net effect of network deployment and strong expense control resulted in a relatively consistent adjusted EBITDA margin of 16.4% of revenues, down just 20 basis points from the prior year period.

                      While management is always looking for ways to expand EBITDA margins, we are pleased with the ability to manage through a period of network expansion and deliver above our expectations.

                      Free cash flow for the nine month period was $36 million for a free cash yield of 8.4% of revenues which was consistent with the prior year period's free cash flow yield. Levered free cash flow for the nine month period was $19.5 million which generated a 4.5% free cash flow yield of revenues. The yield was stronger than the third quarter stand alone due to the leverage recap that closed almost immediately prior to the beginning of the third quarter.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 12


                      Finally, I will provide a quick period analysis of the two companies overlaid. This does not include any pro forma synergy assumptions. Combining third quarter revenues for the two companies of $253.8 million and grew 10.9% as compared to the third quarter of 2005.

                      Annualized quarterly revenue is in excess of $1 billion in revenues and continues to trend along the initial guidance we issued in August. Adjusted EBITDA for the combined company was $37.9 million for the quarter which was an 8.2% growth 2006 over 2005. Adjusted EBITDA would have trended to a 12.6% growth over the period adjusted for the one time $1.5 million charge for MCI by PAETEC.

                      Nine month revenue for the combined companies was $749.8 million compared to $662.9 million for the nine month period ending September, 2005. This was a growth rate of 13.1% period over period and is illustrative of the strong organic growth both companies have been able to consistently generate.

                      Adjusted EBITDA for the nine month period was $115.1 million compared to $100.2 million for the same prior year period. Growth rate period over period was 14.8% and was reflective of solid cost control while better maximizing process and human capital efficiencies.

                      Management is enthusiastic about closing the merger and believe that the combination of these two great companies will create a leader in the telecommunications industry. The combination of scale, organic growth, and solid free cash flow generation will be a continued hallmark of PAETEC Holdings.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 13


                      (Amanda), we're done with the formal remarks and will now take questions.

Operator:             Thank you. At this time I would like to remind everyone,
                      if you would like to ask a question, press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

                      Your first question comes from Frank Louthan of Raymond James.

Frank Louthan:        Great, thank you very much. Just a couple of things. Can
                      you clarify - how much - what was the dollar amount of the PAETEC - the expenses related to the PAETEC acquisition and that were at U.S. - that were in the US
                      LEC numbers during the quarter? Should we expect to see a similar level in Q4?

                      And then can you go into a little bit more detail on why the carrier access revenue was down so much as sequentially; is this something we should expect going forward? And how will this Qwest resolution, that you mentioned in the release, impact US LEC and does PAETEC have a similar issue with them? Thanks?

Lyle Patrick:         Frank, this is Lyle, let me start. The integration costs
                      that are in the third quarter are a little over $5 million, $5.070. I'm not sure we'll quite see that same level in the fourth quarter because a lot of that was incurred with getting the S-4 up and running and that has now been filed. I don't really have an estimate right now for the fourth but I don't think it would be in that magnitude.

                      As for carrier being down, it was a combination of two or three things; there was some traffic from two or three different carriers particularly in the wireless area where the traffic was simply down. We did have some rate decreases that went into effect during the quarter.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 14


                      And to kind of go into the third part of your question, as to Qwest, I think you've seen somewhat - some of the impact of Qwest running in the third quarter so I think the numbers we're seeing in the third quarter is pretty much what you're going to see going forward notwithstanding anything that could come out of the blue from the Feds or the States or whatever.

Keith Wilson:         And then Frank, this is (Keith), just as it relates to
                      PAETEC and Qwest, you know, I sighted the issues that we resolved with MCI, that was a fairly old dispute that we had with them. As you know, you know, various carriers, you know, you have different issues, different states, traffic types, those sorts of things. I mean the short answer is no, we don't have a similar issue with Qwest that US LEC did and the MCI resolution was the last significant dispute that we had outstanding.

Frank Louthan:        Okay, great. So if your - I mean if you're expecting the
                      carrier revenue down, sort of stay at the similar levels, what exactly is going to be different in the fourth quarter you think that will - that's giving you confidence it will be over $6 million in EBITDA at US
                      LEC? Thanks.

Lyle Patrick:         Yeah, Frank, that's a good question. First, there were
                      some rate increases put in kind of strategically effective October 1, those will carry into the fourth quarter because they will go for a whole 90 days and so far, we're seeing those rates being accepted, it was not an across the board kind of thing, it was more targeting certain areas that we thought we could ensure recoverability and move forward.

                      We're also seeing cost control, the SG&A is now down in the 36% range, before the merger cost, and I think we can continue to see that out into the quarter. Plus we expect to see I think some of the efforts that have been put

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 15


                      into the network area in terms of optimization, grooming, etc., coming to the fourth quarter and into the first. So the - kind of the combination of those three or four items I think will do it.

Aaron Cowell:         I think one more thing, Frank, we'd add is that we have
                      seen - you know, at least leading indicators going into the fourth quarter of strong sales and activations. You take the combined operating effects of the company, really some strong network cost savings, the price increases, and we're pretty confident.

Frank Louthan:        Okay. And just to - just one more clarification, you said
                      with the cost control, it had gotten down to the 36% range, you say that would be similar in Q4; similar percentage revenue or similar absolute level of dollars?

Lyle Patrick:         I think similar percentage at least. Given the holidays
                      and the way business days can move around in the quarter, Frank , I wouldn't give you an exact number but I don't think the absolute will be much higher either.

Frank Louthan:        Okay, great. Thank you very much.

Operator:             Your next question comes from (Ari Movis) of (Kaufman
                      Brothers).

(Ari Movis):          Hey, guys, good morning.

Lyle Patrick:         How are you, sir?

Man:                  Good morning, (Ari).

(Ari Movis):          I'm all right. First, and looking at the data business,
                      you know, it looked like the data channels picked up pretty notably in the quarter, you've been running at

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 16


                      kind of 7%-8% sequentially every quarter and then had a jump this quarter. I was wondering a) if, you know, if on the - if you can kind of talk about what happened there and if that is kind of a, you know, signifies some, you know, kind of transition in the market where people now are really starting to take some additional services here; and b) from - you know, from the PAETEC side, if you're seeing similar results on that data front?

                      And secondly, you know, just in terms of the - kind of the merger guidance, you know, it sounds like, you know, there's no change there but, you know, is there any change to the guidance based on the quarter's results here on a combined basis? I know that, you know, obviously, you know, it looked like there was a revenue decline - or there was a slight revenue decline quarter over quarter US LEC and I know it was largely carrier but
                      - so the change in mix at all, does that change the expectation of combined? And that's it.

Aaron Cowell:         All right, let me answer the question about the
                      data business. We certainly - has been a strong area of growth for us for quite a while now. What we are seeing I think in the marketplace is 1) our sales force is much more comfortable with the advanced IP products that are out there, particularly MPLS VPN which is the lead product on the data network side now.

                      We're also seeing the markets where we're Dynamic T equipped, it's looking like 25% and growing of the sales that are being made in those markets. So certainly to the extent that those are involving Internet and data sales, we're seeing a drive in that side.

                      And I think the third one, and just overall at sort of where the mix of business is, our sales force leads with the higher-end data products as our main bread and butter for sales. So we should continue to see strong growth in data channels and strong growth in data revenues going forward.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 17


Arunas Chesonis:      All right. (This is Arunas). I mean we're seeing the
                      exact same trend on the PAETEC side for data sales; it's absolutely the lead product set for us for many with new accounts and it's what's got everyone very excited about the future. So I think you're going to see the same trend.

Lyle Patrick:         And for the last part of your question, (Ari), again, for
                      some of the same reasons that I gave when Frank asked the question, I think as we go into the fourth quarter, we're good with what has been built into the 2007/2008 numbers that have been used for basically the pro formas to look at the transaction. So I don't think the blip so to speak in the third quarter here really effects anything that we're looking at going forward.

(Ari Movis):          Okay. Okay, fair enough. Jumping back to the first
                      question for a second, in terms of the sales effort and you mentioned that you're now kind of working on, you know, various integration efforts across; I'm assuming that spans the sales effort as well.

                      Is - it sounds like, you know, philosophically from the sales perspective, the sales people have the same approach as in going and leading with this data so is - you know, is there going to be any kind of blips in terms of kind of rolling that together or is that just going to be a natural transition for them?

                      And in terms of the product sets, you mentioned Dynamic T, I'm not sure PAETEC has a similar product. In rolling out the products across the entire footprint, is there going - you know, is that - obviously, that's part of the integration. Is the - you know, what is kind of the sales approach to all of this?

Arunas Chesonis:      Well, let's start with the first question. I think from
                      the sales perspective, they're very similar in their approach when they attack sort of these medium/large

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 18


                      commercial customers. There are many products that either sales force does not have today whether it's geographic opportunities or whether it's specialty products.

                      So I'll give you an example, the US LEC sales force doesn't have the equipment (unintelligible) (Cisco), TP business that PAETEC does, PAETEC doesn't sell the shared and dedicated hosting product sets that US LEC does. So that training process with the sales force throughout the joint territories is beginning and going to go on very quickly post-closing.

                      The - you know, the opportunity to really channelize the sales organization is what we're looking at right now with US LEC. We both have very strong dedicated sales teams; we both have wholesale business units. And we can really beef up the (Asian) organization in both companies when we combine.

                      So that's going to be a big process the next few months is to make sure that we've, you know, got everyone sort of working in their appropriate channel.

Keith Wilson:         And (Ari), this is Keith, if you think about that
                      guidance that we gave out there for the merger, we did not assume any sales synergies as part of that. So we do view that as some real opportunity but we haven't quantified that for the street yet.

(Ari Movis):          Understood.

Arunas Chesonis:      And (Ari), on the Dynamic T, I mean really when
                      you're looking at both the core network services whether it's TDM-based or IP-based, both US LEC and PAETEC have very similar product sets. So that's not going to be an integration issue for the sales forces.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 19



(Ari Movis):          Good. Got it. Okay, great. All right, thanks, guys.

Operator:             Your next question comes from (Ted Lenny) of (Excel)
                      Securities.

(Ted Lenny):          Yeah, good morning, gentlemen. How are you all?

Man:                  Swell.

(Ted Lenny):          Great. Just most of my questions have been answered. And
                      the only question I have here and then just a comment is as more and more data products, you know, are sold into your customer base, I assume it requires more - everyone is requiring more bandwidth and, you know, with applications on the network and remote access and YouTube and so forth, etc., etc., does any of this make a case for having some of your facilities or are you still going to continue on the smart build course?

                      And the second comment, as I'm getting older, you put out your news release about 9:29 and it takes a little more than a half an hour basically to digest all of these numbers. So maybe in the future if you could give us a few minutes (older) as we - as we're - as we age. But first I'd appreciate your comments on the facility-based/data product growth. Does it make a case at any point or are facilities continuing to come down in price or is - thank you.

Arunas Chesonis:      Well, I mean, (Ted), if you really look at the entire
                      U.S., such a small percentage of the buildings in the United States have more than one provider for last mile coverage. So by definition, you have to have a very strong smart build strategy if you want to service all those customers throughout the United States.

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 20



                      At some point, it may make sense to be more facilities-based for a portion of the network but again, that's not something that's critical to our success for the future, it's more of an opportunity for us to increase value long-term. But we'll stay plugged in to what's going on in the industry and be opportunistic but it's not a requirement for us to be successful.

(Ted Lenny):          Great, thanks. Good luck in the future too. Great.

Lyle Patrick:         Thanks, (Ted).

Operator:             You do have a follow-up question from (Ari Movis) of
                      (Kaufman Brothers).

(Ari Movis):          Oh, hey, if you don't mind, just a couple more
                      things I wanted to hit on. First, I know I think it was last quarter or first quarter, Aaron, you guys talked about the hospitality industry in terms of rolling out kind of a video product there and the story has kind of - you know, what's been happening with that, is that still tracking, how is that going - you know, where is that going to play into kind of the merged company?

                      And the second one for Keith, you - I didn't really catch this, you mentioned something about some network build costs on the data front, I think you mentioned Tampa and some other areas, and I was wondering if you could elaborate a little bit in terms of what you've been doing and, you know, what's - what the building investment going on is?

Aaron Cowell:         Let me answer the question on the video product.
                      We made the investment in ExtremeTV I guess in late spring - or in spring and the company is continuing to work to build its product set and it's installations.
                      There was a hiccup when they first - when (it) launched with one of the partners that they had, it allowed - it caused some of the installations to not go as smoothly as

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 21



                      they should. And they've remedied that now, we've got some good installations going on now, they signed some larger sales now.

                      So I would say that it still has a good prospect and it's simply been delayed for a period of time and, hopefully, now we're right back on track with the overall effort there. But the product itself still remains strong; it's simply a matter of getting more installations under the belt and getting that revenue stream built.

Keith Wilson:         Sure, and as it relates to the network build-out,
                      (Ari). The - mentioned a couple of markets -- Tampa, Tampa is a new market for PAETEC or relatively new market, so we've been in there since the beginning of the year. We've been building out, switching infrastructure both IP and TDM, switching infrastructure, but there's also a lot of interconnection and pop build-out that needs to go into that market. So there was a pretty robust effort there.

                      In Newark, New Jersey, that was essentially our third metro New York switching infrastructure, so the same kind of thing, TDM and IP build-out for a new switch in that market as well as incremental interconnection connecting all of the three switches together as well as providing direct interconnection throughout the northern Jersey market.

                      So each of those costs about $5 to $6 million each to build-out but then there's incremental cost-to-service associated with that through the interconnection.

                      And then I also mentioned incremental build-out in our (Lucent) IP network. We had initially built-out a network about a year and a half ago and we continue to expand that every quarter as the product set has either gotten more robust or the demand has gotten greater. So we've completed build-out to almost all of our markets now and then we continue to beef up the level of that

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 22



                      infrastructure. So that's really what the impact was on the gross margin and the cost-to-service piece of it.

(Ari Movis):          Okay. All right. Thanks.

Keith Wilson:         Uh-huh.

Operator:             You do have a follow-up question from (Frank Lusen) of
                      Raymond (Brothers).

Frank Louthan:        Yeah. Just on the newer market, I guess more
                      specifically, how much of that - you said $5 to $6 million, can you give us an idea of what the timeframe is for that, how much of that is cap ex versus op ex, and is there any op ex lift we might be looking for as you complete that build-out in those markets over the next quarter or two on the PAETEC side? Thanks.

Keith Wilson:         Yeah, that's fair, Frank . The numbers that I said, the
                      $5 to $6 million were actually cap ex numbers. There's certain opex (just) associated with that as well as cost-to-sales.

                      So the cost-to-sales, again, a little bit to (Ted's) question, there's a base level of infrastructure that you need to put out for interconnection which is inclusive of the pop density that you're going to put in any given market as well as the physical interconnection to the various carriers in the market. In addition to that, you're going to have your staffing levels; we've had full staffing levels in that market for some period of time now. So it hits you both on the - on a gross side, cost-of-sales, as well as the operating expense side.

                      So those numbers aren't actually going to go down, they're just going to improve in terms of the economic stand of the EBITDA line as you continue to have greater

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 23


                      sales in that market. And with the leverage that we're going to be able to get through this merger, specifically in a market like Tampa, that's only going to get better. So we're going to be able to kind of merge the two infrastructures together.

Frank Louthan:        Okay, great. That's very helpful. Thank you.

Keith Wilson:         You bet.

Operator:             Our next question comes from (Damitri Trionta-Ellis) of
                      Wachovia.

(Damitri Trionta-
Ellis): Thank you. Good morning. Maybe you addressed this on the opening remarks but is the only reason for the closing of the merger being mid-Q1, just the filing of the S-4 just now and just going back and forth with the SEC, any comments?

Man:                  Yes, (Damitri), that's correct.

(Damitri Trionta-
Ellis): Okay. As a follow-up to that, you know, the financing for the transaction, do you expect to close that concurrently with the merger closing or will you effectively, you know, prefund the transaction prior to the merger close?

Keith Wilson:         (Damitri), it's our expectation that we'll close
                      it right around the same time as the actual transaction.
                      We're working with the bankers right now to figure out what the appropriate time would be to go out into the market but that's the expectation.

(Damitri Trionta-
Ellis): Okay, great. And then finally, I see on the S-4, there's a schematic of a new parent company, PAETEC Holding Corp. but through subsidiaries, will the funding be at those

                                                                         US LEC
                                                        Moderator: Lyle Patrick
                                                            11-14-06/9:00 am CT
                                                         Confirmation # 1892711
                                                                        Page 24


                      subsidiary levels or will it be up with the parent with guarantees? Have you said anything on that?

Keith Wilson:         We're - again, we're stilling working with Legal
                      on that so I don't want to get ahead of my skees on that but we'll - you know, obviously, we'll roll that out to the deck community pretty shortly.

(Damitri Trionta-
Ellis):               Sure, no problem. Thank you very much.

Keith Wilson:         Uh-huh.

Operator:             At this time, there are no further questions. Mr.
                      Patrick, are there any closing remarks?

Lyle Patrick:         No, other than to say thank you to everyone for their
                      continued support. We look forward to updating everyone on our fourth quarter progress, operations, and financially, and with any mergers. We appreciate your support. Thank you.

Operator:             This concludes today's conference call. You may now
                      disconnect.


                                      END


Additional Information About this Transaction

PAETEC Holding Corp. has filed with the Securities and Exchange Commission a registration statement (File No.: 333-138594) that contains a preliminary proxy statement of US LEC and PAETEC and a preliminary prospectus of PAETEC Holding Corp. regarding the proposed merger transaction between US LEC and PAETEC, as well as other relevant documents concerning the proposed transaction. The registration statement is filed under the name WC Acquisition Holdings Corp. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about US LEC, PAETEC and PAETEC Holding Corp., and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC and PAETEC prior to their stockholder meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by PAETEC Holding Corp. with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at
(704) 319-1189.

Information regarding the identity of persons who may, under the Securities and Exchange Commission's rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, are set forth in the preliminary proxy statement that has been filed by US LEC with the Securities and Exchange Commission and contained in the registration statement that has been filed by PAETEC Holding Corp. with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.